Exhibit 99.127

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

May 19, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on May 19, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michelamar@me.com

Item 9	Date of Report

May 19, 2021

SCHEDULE “A”

DIGIHOST ANNOUNCES RECORD RESULTS FOR THE FIRST QUARTER OF 2021

Toronto, ON – May 19, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) announces its financial results as of and for the three months ended March 31, 2021 (all amounts in U.S. dollars, unless otherwise indicated). The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for periods ended March 31, 2021 and 2020 have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR at www.sedar.com.

Michel Amar, CEO of Digihost, stated: “We are extremely pleased by the record financial results achieved by Digihost for the first quarter of 2021, reporting $5,910,974 of total comprehensive income for the period, an increase of 872% over the same period of last year. We are looking forward to building on these results through our commitment to expand our business in an environmentally and socially responsible way, thereby creating the momentum to continue our success during the remainder of 2021 and beyond.”

First Quarter 2021 Financial Highlights

The following information compares the financial results of the Company for the three months ended March 31, 2021 (“2021”) and the three months ended March 31, 2020 (“2020”):

-	Record high total comprehensive income of $5.9 million reported in 2021, compared to a total comprehensive loss of $0.76 million in 2020, an increase of 872%;
-	Revenue from digital currency mining increased by 469% to $4.8 million in 2021 compared to $0.8 million in 2020;
-	Gross profit margin increased to 44% in 2021 compared to a gross loss margin of 13% in 2020, an increase in gross margin of 57%;
-	The weighted average shares outstanding in 2021 were 44,313,754 compared to 20,257,016 in 2020.

The following information compares the financial position of the Company as at March 31, 2021 (“2021”) and as at December 31, 2020 (“2020”):

-	Cash balance of $13.19 million in 2021 compared to $0.03 million in 2020, an increase of $13.16 million;
-	Digital currencies balance of $15.16 million in 2021, comprised of 260 Bitcoins, compared to $4.51 million in 2020, comprised of 154 Bitcoins, an increase of $10.65 million and 106 Bitcoins;
-	Total assets of $43.54 million in 2021 compared to $16.52 million in 2020, an increase of $27.02 million;
-	Total liabilities of $4.40 million in 2021 compared to $6.08 million in 2020, a decrease of $1.68 million; and
-	Total shareholders’ equity of $39.14 million in 2021 compared to $10.44 million in 2020, an increase of $28.70 million.

Recent Highlights

-	On April 13, 2021, the Company announced the closing of a private placement of shares and warrants for gross proceeds of CA$25 million;
-	On April 14, 2021, the Company appointed international audit firm, Raymond Chabot Grant Thornton LLP;
-	On May 10, 2021, the Company announced the status of its Nasdaq listing application and diversification of cryptocurrency business model to include Ethereum technology;
-	On May 14, 2021, the Company announced the acquisition of 9,900 Bitcoin Miners to increase its hashrate by 925PH, and hosting agreement with Northern Data AG;
-	On May 17, 2021, the Company reported on green energy consumption, stating that 90% of the energy consumed by Digihost in its Bitcoin mining operations is from sources that create zero carbon emissions and more than 50% of the energy consumed by the Company is generated from renewable sources; and
-	The Company’s current cryptocurrency holdings are comprised of: 564 Ethereum and 299 Bitcoin.

Michel Amar commented: “Our long-term vision and business strategy is to expand our operations and evolve as a leader in the blockchain technology sector. While cryptocurrency mining is one application of blockchain technology, the blockchain sector as a whole is a monumental leap forward in information transparency, security, and decentralization. We are committed to pursue every opportunity in this sector that allows us to create significant shareholder value in an environmentally conscious manner, with the goal of eventually eliminating the Company’s already very low carbon footprint.”

	Three Months Ended March 31
(U.S.$ except per share data)	2021	2020
For the periods ended as indicated
Revenue from digital currency mining	4,767,075	838,310
Operating and maintenance costs	(1,549,144)	(586,336)
Depreciation	(1,109,796)	(363,290)
Gross profit (loss)	2,108,135	(111,316)
General and administrative and other expenses	(1,879,866)	(579,069)
Change in fair value of warrant liability	-	40,436
Gain on disposition of cryptocurrencies	-	28,590

Operating profit (loss)	228,269	(621,359)
Net financial expenses	(155,312)	(7,451)
Net income (loss) for the period	72,957	(628,810)

Other comprehensive income
Foreign currency translation adjustment	1,456	-
Revaluation of digital currency	5,836,561	(137,014)
Total comprehensive income (loss)	5,910,974	(765,824)
Basic and diluted loss per share – diluted	(0.00)	(0.03)
Weighted average number of subordinate voting shares outstanding – basic and diluted	44,313,754	20,257,016

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about listing on Nasdaq, hashrate expansion, diversification of operations to include Ethereum technology, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: risks relating to completion of the Nasdaq listing process, continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.